Exhibit 99.1

Nova Commences Fully Funded 2026 Estelle Exploration and Project Development Programs

Anchorage Alaska, May 28, 2026 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to provide an update on its planned 2026 field season and antimony development activities, as the Company advances its flagship Estelle Gold and Critical Minerals Project toward the Feasibility Study (FS) stage. Pilot-scale antimony production remains on schedule for late 2026 to early 2027, with military-grade antimony trisulfide samples now nearing completion.

Highlights

●	Team mobilized for one of the largest field and development programs to date, focused on resource definition drilling at the RPM deposit to advance the Feasibility Study (FS), progressing the Stibium and Styx antimony prospects towards antimony production and resource delineation, and streamlining permitting activities.

●	2026 programs are fully funded, with over US$60 million available through cash and Department of War (DoW) award funding, providing optionality to accelerate activities as required.

●	Extensive drilling program up to 10,000 meters focused on high-priority infill and expansion targets at RPM, alongside advancement of antimony prospects, to commence in the coming weeks.

●	The Company’s first lab-scale antimony metal and military-grade antimony trisulfide samples derived from Estelle ore are in the final stages of preparation with assay results expected shortly.

●	Critical mining and processing equipment delivered to site, with procurement of the Port Mackenzie downstream antimony process and refinery equipment advancing with delivery expected in the coming months.

●	Project optimization and Pre-Feasibility studies are advancing in parallel with expanded environmental and geoscience programs supporting future permitting and regulatory assessments.

●	Extensive multi-element surface exploration program planned across the Estelle Project, comprising reconnaissance and prospect scale sampling, excavation of outcropping Stibnite (antimony) ore vein material, detailed mapping of key target areas including RPM, West Wing, and Stibium, and soil grid surveys across numerous targets.

Nova CEO, Mr Christopher Gerteisen, commented:

“We are excited to commence the 2026 field season, which is expected to represent a major advancement for the Estelle Gold and Critical Minerals Project. The program includes one of the largest drill campaigns undertaken at Estelle to date, targeting both gold resource expansion and antimony development opportunities. Ongoing drilling and technical work will continue to support resource growth and advancement of the Project’s PFS studies.

“Concurrently, the fully funded antimony initiative, supported by a US$43.4 million U.S. Department of War award, positions Nova to advance toward near-term production and establish a vertically integrated domestic antimony supply chain. I can report we have already produced antimony metal and military-grade antimony trisulfide at the lab scale from Estelle stibnite ores which is now being assayed and certified. As an early mover in the U.S. critical minerals sector, Nova is now entering a key execution phase focused on developing antimony production alongside the continued advancement of its large-scale gold development assets, with the objective of generating long-term shareholder value.”

2026 Estelle Exploration Program

Following a record freight delivery of approximately 1.5 million pounds of equipment and supplies over recent months, activity at the Estelle camp has ramped up significantly. Helicopters, construction crews, drillers, and geologists are now onsite advancing preparations for the 2026 field program, with drilling expected to commence in the coming weeks.

A drilling program of up to 10,000m is planned for 2026, with up to three diamond core rigs to be deployed across the Estelle Project. The campaign will focus on infill and expansion drilling at RPM, together with the continuation of the targeted drill program initiated last year at Stibium, focusing on exposed stibnite (antimony) vein systems.

The drilling program will be complemented by extensive regional mapping and surface exploration across RPM, West Wing, Stibium and Portage Pass, as well as further bulk sampling of the exposed stibnite veins at Styx.

Operations are expected to run for a minimum of three months during the Alaskan summer, leveraging near 24-hour daylight for continuous drilling seven days a week. The program and drill targeting will remain flexible and may be refined based on ongoing geological observations and drill core results.

Figure 1. Estelle Project map highlighting identified gold and antimony prospects, together with targets for the 2026 drilling and exploration program.

RPM

Approximately 7,000m of drilling is planned at RPM, with three primary objectives:

1.	Expand the eastern strike extension at RPM North, where 2025 drilling confirmed broad near-surface gold intersections in holes RPM-068 (167m @ 0.7 g/t Au from 187m, including 75m @ 1.1 g/t Au from 242m) and RPM-070 (165m @ 0.6 g/t Au from 3m) [1].

2.	Increase the Measured and Indicated resource confidence at RPM Valley through additional infill drilling, together with step-out drilling to the south and west.

3.	Drill test near-deposit expansion targets along the ridgeline north of RPM North, where surface sampling has identified the potential for additional high-grade, RPM-style gold mineralization.

In addition to the drilling program, detailed mapping is planned north of RPM North, together with further surface reconnaissance work between RPM and the Revelation prospect to follow up on 2025 surface sampling, which returned rock chip assays of up to 24.6 g/t Au west of RPM[2].

Stibium

With a diamond drill rig winterized and remaining on the pad from last season, approximately 3,000m of targeted drilling at the Stibium antimony-gold prospect is scheduled to recommence in the coming weeks. In addition to the established drill pad, construction of a new pad on the flank of Stibium is expected to provide more direct access to the target zone with reduced drilling metres, while avoiding the broken ground encountered during previous ridge-line drilling and directly targeting the exposed stibnite (antimony) veins.

In addition to the drilling program, detailed structured mapping is to be undertaken across the Stibium prospect in 2026.

Styx

Continue extraction of Stibnite (antimony) ore material from the ~1m-wide exposed Styx vein for upgrading at the Whiskey Bravo ore sorting facility prior to transport to the Port Mackenzie plant for downstream antimony processing and refining. Ore excavation will utilize mining equipment purchased with DoW funding to mechanize the process to open up and provide access to the full surficial extent of the vein and significantly increase mine production rates.

Korbel

The majority of the mineral resource at the Korbel deposit already has a high confidence Indicated resource classification. Korbel will comprise a significant portion of the ore volume in any future mining scenario at the Estelle Project. No further infill drilling is planned for 2026, however PFS level metallurgical test work, environmental, and other technical studies are ongoing.

West Wing

Detailed mapping and additional sampling are planned at the West Wing prospect in 2026 to define potential future drilling positions following field observations and 2025 surface assay results which outlined a gold-copper anomaly measuring approximately 1,500m by 800m, with grades of up to 15.5 g/t Au and 6.9% Cu [3].

Portage Pass

A detailed soil sampling grid is planned in 2026 across the Portage Pass valley area, and pending those results could be followed up by an IP geophysical survey using the same exploration approach that led to the Korbel discovery. The program will follow up on the 2025 sampling which identified a broad zone of gold mineralization located 2.5km from Korbel, with rock samples grading up to 14.3 g/t Au along the ridgeline above the Portage Creek valley floor [4].

Generative

Nova commenced a Z-Axis Tipper Electromagnetic (ZTEM) airborne geophysical survey at the beginning of May covering the entire claim block. ZTEM surveys have proven an effective exploration tool for discovery of reduced intrusion-related gold systems in addition to copper porphyries. Nova believes this dataset will identify intrusions under cover of the Kahiltna flysch as well as adding detail over areas of the claim block that are inaccessible.

An infill reconnaissance sampling program is also planned across the property in 2026. Reconnaissance sampling has been responsible for identifying the numerous prospects across Estelle, and the 2026 program will be focused on filling existing gaps as well as following up on any anomalies generated from the ZTEM survey.

2026 Development Program

In parallel with its ongoing exploration activities, Nova continues to advance a significant development program across the Estelle Project as the Company progresses its gold assets toward Pre-Feasibility Study (PFS) completion and its antimony assets toward initial production targeted for late 2026 to early 2027.

Antimony Product Development

The Company’s first lab-scale antimony metal and military-grade antimony trisulfide samples derived from Estelle ore are in the final stages of preparation. Assay results are expected shortly and will represent an important milestone in establishing a domestic U.S. antimony supply chain capability.

Antimony Refinery

The antimony processing plant and all associated equipment are currently on order and are expected to be shipped to the Port Mackenzie site in the coming months. Delivery and installation activities are anticipated to commence shortly thereafter as the Company advances toward commissioning of its downstream refining operations.

Site Infrastructure Construction

Following the successful delivery of heavy earthmoving and haulage equipment, together with construction materials to site, construction of the Stibium access trail has commenced. Strong progress has already been achieved toward the base of the Stibium antimony prospect. In addition, expansion works for the site airstrip and apron are scheduled to begin shortly to support increasing operational and logistical requirements.

Crushing and Ore Sorting Facility

Construction of the onsite crushing and ore sorting facility is now underway, with crushing, screening, and conveying equipment already delivered to site. Ore sorters are expected to arrive in the coming months. The facility is targeted for completion during the 2026 Alaskan summer season and is expected to play a key role in producing concentrate for transport to the Port Mackenzie refining plant, supporting production of military-grade antimony trisulfide under the US$43.4 million Department of War award.

PFS Advancement and Mine Development

Nova continues to advance the Estelle Gold Project through integrated PFS-level engineering, metallurgical testing, environmental baseline work, and infrastructure studies aimed at de-risking project development and supporting future permitting activities.

●	Engineering and Technical Studies: Ongoing work is focused on optimizing the overall mine development strategy for the RPM and Korbel deposits, including mine planning, processing design, infrastructure layout, geotechnical investigations, hydrology, and site-wide engineering trade-off studies. Technical programs through 2026 are intended to improve confidence in key design parameters, support project scalability, and refine an integrated development scenario aligned with future construction and operational requirements.

●	Metallurgy and Process Development: Metallurgical and process engineering programs continue to evaluate recovery optimization, flowsheet refinement, and processing assumptions to support PFS-level design criteria and improve overall project economics.

●	Environmental and Permitting: Baseline environmental and community studies are progressing to support environmental assessment and permitting requirements. These datasets will provide critical inputs for infrastructure design, water management, reclamation planning, and long-term mine development permitting.

Qualified Persons

Vannu Khounphakdy, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdy holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdy fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a US domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralized trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully-funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

[1] See news release dated January 7, 2026, available on the Company’s website www.novaminerals.com.au , under the Company’s profile on the ASX, and US Edgar filings on the SEC.

[2] See news release dated March 9, 2026, available on the Company’s website www.novaminerals.com.au , under the Company’s profile on the ASX, and US Edgar filings on the SEC.

[3] See news release dated March 2, 2026, available on the Company’s website www.novaminerals.com.au , under the Company’s profile on the ASX, and US Edgar filings on the SEC.

[4] See news release dated April 14, 2026, available on the Company’s website www.novaminerals.com.au , under the Company’s profile on the ASX, and US Edgar filings on the SEC.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Nova Minerals:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196